U.S. Concrete, Inc.
331 N. Main Street
Euless, Texas 76039

December 18, 2020

Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing
100 F Street N.E.
Washington, D.C. 20549

Re: U.S. Concrete, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 25, 2020
File No. 001-34530
Dear Mr. Coleman and Mr. Arakawa:
U.S. Concrete, Inc. (the “Company”, “we”, “us”, or “our”) hereby provides its response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in the Staff’s letter dated December 11, 2020 on our Form 10-K for the fiscal year ended December 31, 2019 (“2019 10-K”). For ease of reference, we have repeated the Staff’s comments below and numbered our responses to correspond with the Staff’s comments.
Form 10-K for the Fiscal Year Ended December 31, 2019
Item 2. Properties, page 21
1.We note your response to comment 2 indicates that you present aggregated proven and probable reserves as the degree of assurance between the two classes could not be defined. However, we note that reserves in your technical report have been separated into individual proven and probable categories. Please advise.

Response: While we acknowledge the reserves in the technical report were separated into individual proven and probable categories, this report was prepared before any mining activity ever began at the Orca quarry in British Columbia.  Since the report was completed and mining operations began, we performed various activities to prepare the land for mining, including removing overburden, such that a majority of the quarry is now mineable. Based on our borehole data, we do not believe there is any actual meaningful distinction between the reserves identified in the technical report as probable as compared to those identified as proven. We have not obtained a more recent technical report to update the distinction between proven and probable reserves as of December 31, 2019.  Because the distinction between proven and probable reserves is not clear based on our actual production, we have aggregated proven and probable reserves for reporting purposes.

Mr. Coleman and Mr. Arakawa
Division of Corporate Finance
December 18, 2020

2.We note your response to comment 3. Please provide an annualized tonnage depletion schedule for your British Columbia quarry that reconciles the quantity of reserves in your filing to the quantity of reserves in your technical report and tell us if you have an updated cash flow analysis. In the absence of an updated cash flow analysis, please tell us how you evaluate the economic feasibility of the materials designated as reserves.
Response: Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 83 under the Freedom of Information Act, we are providing the requested information via secure file transfer on a supplemental basis only and we request confidential treatment of such information.  Pursuant to Rule 12b-4, we respectfully request that the supplied information be destroyed upon completion of the Staff’s review thereof and that, pending destruction, such information be withheld from release.  We confirm that have a cash flow analysis from our November 2017 acquisition of Polaris Materials Corp., which mines the British Columbia quarry, that we used to confirm the economic feasibility of the materials designated as reserves.
Please call me at (817) 835-4105 with any questions concerning this letter if you would like to discuss any of our responses further.
Sincerely,

/s/ John E. Kunz

John E. Kunz
Chief Financial Officer